UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
PEN 76,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars) (to be consolidated and form a single series with the Bank's PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars) issued on 22 February 2022)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 10 March 2022

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Peruvian sol ("**PEN**") 76,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars ("**USD**")) (to be consolidated to form a single series with the Issuer's PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars), issued on 22 February 2022) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 10 March 2022 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 10 March 2022 (the "**Purchaser's Confirmation**") provided by Morgan Stanley & Co. International plc ("**Morgan Stanley**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Morgan Stanley has agreed to purchase the Notes. The obligations of Morgan Stanley are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.245%	N/A	100.245%
Total	PEN 76,186,200[1]	N/A	PEN 76,186,200[1]

(1) Plus 20 days' accrued interest on the principal amount of the Notes from and including 22 February 2022 to but excluding 14 March 2022 in the amount of PEN 236,512, such that the aggregate proceeds of the Bank will be PEN 76,422,712 (payable in USD in the amount of USD 20,339,795.07).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Morgan Stanley has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 10 March 2022.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 10 March 2022.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

Morgan Stanley & Co.
International plc

20 Bank Street
Canary Wharf
London E14 4AD

tel   +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

Morgan Stanley

10 March 2022

To: European Bank for Reconstruction and Development

Attention: Taro Morris

**European Bank for Reconstruction and Development (the "Issuer")
PEN 76,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United
States Dollars) (the "Notes") (to be consolidated and form a single series with
the Issuer's PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable
in United States Dollars), issued on 22 February 2022) issued pursuant to the
European Bank for Reconstruction and Development EUR 45,000,000,000
Global Medium Term Note Programme for the issue of notes**

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)   We agree to pay:

    (a)   the fees and expenses of our legal advisers;

    (b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

    (c)   the fees and expenses of the Agent and any paying agents;

    (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

    (e)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. §290.3 no later than the date of this letter, we confirm that the Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of the Notes.

The net proceeds of the issue are PEN 76,422,712 (payable in USD in the amount of USD 20,339,795.07) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear account number 98366.

Registered in England and Wales, No. 2068222
Registered Office: 25 Cabot Square, Canary Wharf, London E14 4QA
Authorised and Regulated by the Financial Services Authority
A47424900

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)   we (the "**UK Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)   we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

(a)   In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)   In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(i)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)   a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)   a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **MORGAN STANLEY & CO. INTERNATIONAL PLC**

By: ………………………………….
Authorised signatory
Kathryn McArdle, Executive Director

The Issuer hereby acknowledges and agrees to the paragraphs under the heading "Recognition of the U.S. Special Resolution Regimes" in this letter.

For: **EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT**



By: Stefan Filip …………………………………..
Duly Authorised Officer

UK MiFIR product governance / Professional investors and ECPs target market only – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of "retained EU law", as defined in the European Union (Withdrawal) Act 2018 ("**EUWA**") ("**UK MiFIR**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

Pricing Supplement

10 March 2022

European Bank for Reconstruction and Development

PEN 76,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars) (the "Notes") (to be consolidated and form a single series with the Issuer's PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable in United States Dollars) issued on 22 February 2022)
issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Peruvian sol ("**PEN**"), the lawful currency of the Republic of Peru, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**"), subject to the provisions set out in the Annex hereto.
2	Nominal Amount:	PEN 76,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	14 March 2022

5	Issue Price:	100.245 per cent. of the Nominal Amount plus 20 days' accrued interest (PEN 31.12 per Specified Denomination, being a total of PEN 236,512 for the Notes), from (and including) 22 February 2022 up to (but excluding) the Issue Date, payable in USD.
6	Maturity Date:	22 February 2027, subject to adjustment in accordance with the Business Day Convention specified below and subject to provisions set out in the Annex hereto
7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the Issuer's PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable in USD) issued on 22 February 2022, on the Issue Date.

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination:	PEN 10,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	22 February 2022
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	5.68 per cent. per annum, payable annually in arrear on each Fixed Interest Date. For the avoidance of doubt, PEN 568 will be payable on each Fixed Interest Date per Specified Denomination (the "**Fixed Interest Amount**")

provided that the Fixed Interest Amount shall be payable in USD, as further described in the Annex.

	(b)	Fixed Interest Dates:	22 February in each year, commencing from and including 22 February 2023, up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention and the provisions set out in the Annex hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Lima shall be the principal financial centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Lima shall be the principal financial centre and London and New York City shall be additional business centres, subject to the provisions set out in the Annex hereto.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination, payable in USD and subject to the provisions set out in the Annex hereto

	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	244761461
	ISIN Code:	XS2447614616
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the Regulated Market of the London Stock Exchange plc.

35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith.
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of the European Bank for Reconstruction and Development as from 14 March 2022, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Professional investors and ECPs target market only".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ...

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from 14 March 2022 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
		The Notes will be consolidated and form a single series with the existing issue of PEN 40,000,000 5.68 per cent. Notes due 22 February 2027 (payable in USD) issued on 22 February 2022 which are admitted to trading on the Regulated Market of the London Stock Exchange plc
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be PEN 76,422,712 but payable in USD in the amount of USD 20,339,795.07) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	PEN 76,422,712
		(USD equivalent: USD 20,339,795.07)
(iii)	Estimated total expenses:	£10,000

5   YIELD

Indication of yield:	5.62 per cent. per annum

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   HISTORIC INTEREST RATES

Not Applicable

7   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

8   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

In the circumstances described in the Annex hereto, the amount received by holders of the Notes may be affected by the PEN/USD foreign exchange rate. Information in respect of the PEN/USD foreign exchange rate can be found on Bloomberg.

Annex

Calculation of Fixed Interest Amount per Specified Denomination and Early Redemption Amount and Final Redemption Amount per Specified Denomination

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date (subject to disruption event provisions below), as applicable, and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x (1 / Reference Rate on the applicable Rate Fixing Date) rounded to the nearest cent with USD 0.005 being rounded up

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date (subject to disruption event provisions below) and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x Fixed Rate of Interest x (1 / Reference Rate on the applicable Rate Fixing Date) x Fixed Day Count Fraction rounded to the nearest cent with USD 0.005 being rounded up

The Calculation Agent shall notify the Issuer and the Agent (who will in turn inform the Noteholders) of its determination of the Final Redemption Amount or Early Redemption Amount per Specified Denomination and Fixed Interest Amount payable per Specified Denomination on the Maturity Date, Early Redemption Date or the relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than three Payment Business Days prior to the Maturity Date, Early Redemption Date and/or relevant Fixed Interest Date).

If the Reference Rate is not available for any reason on the Banco Central de reserve del Peru (www.bcrp.gob.pe) as the "Tipo de Cambio Interbancario Promedio" (or on any successor or replacement website) at approximately 2:00 p.m. Lima time on any Rate Fixing Date, then the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent (who will in turn inform the Noteholders) of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i)   the day falling four Payment Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii)   the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (if any) (as defined below) as the case may be.

If the Calculation Agent has determined that a Price Source Disruption Event has occurred, the Reference Rate will be determined on the Valuation Business Day first succeeding the day on which the Price Source Disruption Event ceases to exist (a "**Valuation Postponement**"), unless the Price Source Disruption Event continues to exist (measured from the date, that, but for the occurrence of the Price Source Disruption Event, would have been the Rate Fixing Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Valuation Business Day after the Maximum Days of Postponement by the Calculation Agent who will determine the Reference Rate (or a method for determining the Reference Rate) in good faith and in a commercially reasonable manner.

In the event the scheduled Rate Fixing Date becomes subject to the Following Business Day Convention after the occurrence of an Unscheduled Holiday, and if the Rate Fixing Date has not occurred on or before the 14th consecutive calendar day after the scheduled Rate Fixing Date (any such period being a "**Deferral Period**"), then the next day after the Deferral Period that would have been a Valuation Business Day but for the Unscheduled Holiday, shall be deemed to be the Rate Fixing Date.

Notwithstanding anything herein to the contrary, in no event shall the total number of consecutive calendar days during which either (i) valuation is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement for Price Source Disruption Event shall occur (or any combination of (i) and (ii)), exceed fourteen (14) consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such fourteen (14) calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period, which but for the Unscheduled Holiday, would have been a Valuation Business Day, then such day shall be deemed to be a Rate Fixing Date, and (y) if, upon the lapse of any such fourteen (14) calendar day period, a Price Source Disruption Event shall have occurred or be continuing on the day following such period, which but for the Unscheduled Holiday, would have been a Valuation Business Day, then a Valuation Postponement shall not apply and the Reference Rate (or a method for determining the Reference Rate) shall be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if the Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date is not a Payment Business Day, then such date (as applicable) shall occur on the next following Payment Business Day.

For the purposes of these provisions:

"**Calculation Agent**" means Morgan Stanley Capital Services LLC ("**MSCS**"), in accordance with the provisions of the calculation agency agreement entered into between the Issuer and the Calculation Agent dated 19 October 2018 (as amended and/or supplemented from time to time, the "**Calculation Agency Agreement**"). All references to the Calculation Agent shall include any successor or successors to Morgan Stanley Capital Services LLC as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9;

"**Following Business Day Convention**" means, if any date which is specified to be subject to adjustment in accordance with the Following Business Day Convention would otherwise fall on a day that is not a Business Day, then such date shall be postponed to the next day that is such a Business Day;

"**Maximum Days of Postponement**" means fourteen (14) calendar days;

"**Payment Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Lima, London and New York City;

"**Postponed Early Redemption Date**" means the fourteenth (14th) calendar day following the originally scheduled Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the fourteenth (14th) calendar day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the fourteenth (14th) calendar day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means in respect of the Maturity Date, the Early Redemption Date (if any) and/or the Fixed Interest Date, the date that is four (4) Valuation Business Days prior to such date; provided however, that, in the event of an Unscheduled Holiday, the Rate Fixing Date shall be subject to adjustment in accordance with the Following Business Day Convention;

"**Reference Rate**" means in respect of a Rate Fixing Date, the PEN/USD spot exchange rate in respect of such Rate Fixing Date, expressed as the amount of PEN per one USD determined by the Calculation Agent by reference to the "Banco Central de reserve del Peru (www.bcrp.gob.pe) (or on any successor or replacement website) as the "Tipo de Cambio Interbancario Promedia" at 2:00 p.m. Lima time, on the Rate Fixing Date, as usually published on the Bloomberg Page <PEN-REGN CURNCY> (or any successor or replacement page), provided that the PEN/USD exchange rate found on the Banco Central de reserve del Peru website shall prevail in case of conflict with the PEN/USD exchange rate found on Bloomberg Page <PEN-REGN CURNCY> (or any successor or replacement page);

"**Unscheduled Holiday**" means that a day is not a Valuation Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Lima two (2) Valuation Business Days prior to the scheduled Rate Fixing Date; and

"**Valuation Business Day**" means any day (other than Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Lima and New York City.